

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2021

Edward Wong
Chairman and Chief Executive Officer
China Natural Resources, Inc.
Room 2205, 22/F, West Tower, Shun Tak Centre
168-200 Connaught Road Central
Sheung Wan, Hong Kong

> **Re: China Natural Resources, Inc.**
> **Registration Statement on Form F-3**
> **Filed February 9, 2021**
> **File No. 333-252895**

Dear Mr. Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David A. Sirignano, Esq.